Via Facsimile and U.S. Mail
Mail Stop 6010
								December 14, 2005


Ms. Karen M. Spaun
Senior Vice President and Chief Financial Officer
Meadowbrook Insurance Group, Inc.
26255 American Drive
Southfield, Michigan 48034-6112

Re:	Meadowbrook Insurance Group, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Form 10-Q for the nine month period ended September 30, 2005
	File No. 0-17254

Dear Ms. Spaun:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

2004 Form 10-K, filed March 16, 2005

Item 1:  Business

Company Segments

Specialty Risk Management Operations

Risk-Sharing Programs, page 6
1. Given the provisions of your captive and rent-a-captive risk sharing structures, please provide to us your analysis as to whether these entities are considered variable interest entities under the provisions of FIN 46(R) and who, if anyone, would be considered the primary beneficiary. Please be as detailed as possible and include appropriate references to the authoritative literature (e.g. FIN 46(R)).

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Critical Accounting Estimates

Losses and Loss Adjustment Expenses, page 24
`2. Because IBNR reserve estimates are more imprecise, please provide
us in disclosure-type format the amount of IBNR separately from case
reserves for each line of business.
3. We noted that you establish a liability for losses and LAE based
upon estimates received from ceding re-insurers on assumed
business.
Please provide to use, in disclosure type format, a discussion of the
higher degree of uncertainty related to this estimate of assumed loss
reserves as compared to direct loss reserves. Please include the risks associated with making estimates, and the effects and expected effects of the uncertainty on financial position and results of
operations.   Also in this disclosure, please consider disclosing
the
following:
a. The dollar amount of reserves recorded based on information received from the cedants and the nature and extent of the information received from the cedants related to policies, claims, unearned premiums and loss reserves;
b. The time lag from when claims are reported to the cedant to when the cedant reports them to you and whether, how and to what extent this time lag effects your loss reserve estimate;
c. The amount of any backlog related to the processing of assumed reinsurance information, whether the backlog has been reserved for in the financial statements and, if applicable, when the backlog will be resolved;
d. What process management performs to determine the accuracy and completeness of the information received from the cedants;
e. How management resolves disputes with cedants and how often disputes occur;
f. How management uses the information received from the cedants in its determination of its assumed loss reserves, and whether reinsurance intermediaries are used to transact and service reinsurance policies and how that impacts your loss reserving methodology, and
g. Whether management uses historical loss information to validate its existing reserves and/or as a means of noticing unusual trends in the information received from the cedants.

Revenue Recognition, page 26
4. We believe your disclosure regarding the estimate of assumed premium on your reinsurance business could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Accordingly, please provide to us, in disclosure type format, the following information.
a. Please disclose the assumed premium estimate for each line of business, including the amount of any estimate for commissions and related expenses and the amount included in premium receivable related to the estimate.
b. Discuss the key assumptions used to arrive at management`s best estimate of the assumed premium estimate and what specific factors led management to believe this amount is the most realistic.
c. Disclose if any provision for doubtful accounts is recorded related to the assumed premium estimate, and if not, why management believes all amounts recorded will be collectible.

Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation, page 62
5. We note that, effective January 1, 2004, you deconsolidated your wholly owned subsidiary, American Indemnity Insurance Company, Ltd., due to the adoption of FIN 46(R). Please provide to us your analysis of the provisions of FIN 46(R) which led to the deconsolidation, including support for management`s determination that neither you nor
Star is the primary beneficiary within this arrangement.

September 30, 2005 Form 10-Q, filed November 7, 2005

Item 1 Financial Statements

Notes to Consolidated Financial Statements

Note 8 - Subsequent Event, page 21
6. Please tell us the purchase price of the Florida-based insurance agency you purchased on November 1, 2005. Additionally, please tell us why an Item 2.01 Form 8-K was not filed in connection with this acquisition.
   	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Kevin Woody, Branch Chief, at (202) 551-3629. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Ms. Karen M. Spaun
Meadowbrook Insurance Group, Inc.
December 914, 2005
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